Wells Fargo Advantage California Municipal Money Market Fund

After the close of business on July 9, 2010, California Municipal Money Market Fund acquired the net assets of Evergreen California Municipal Money Market Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen California Municipal Money Market Fund for 446,319,845 shares of California Municipal Money Market Fund valued at $446,260,081 at an exchange ratio of 1.00 for each class. Shareholders holding Class A, Class S and Class I shares of Evergreen California Municipal Money Market Fund received Class A, Sweep Class and Service Class shares, respectively, of California Municipal Money Market Fund in the reorganization.

The investment portfolio of Evergreen California Municipal Money Market Fund with a fair value of $445,550,863 and amortized cost of $445,550,863 at July 9, 2010 were the principal assets acquired by California Municipal Money Market Fund. The aggregate net assets of Evergreen California Municipal Money Market Fund and California Municipal Money Market Fund immediately prior to the acquisition were $446,260,081 and $2,586,576,466, respectively. The aggregate net assets of California Municipal Money Market Fund immediately after the acquisition were $3,032,836,547. For financial reporting purposes, assets received and shares issued by California Municipal Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen California Municipal Money Market Fund was carried forward to align ongoing reporting of California Municipal Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed March 1, 2010, the beginning of the annual reporting period for California Municipal Money Market Fund, the pro forma results of operations for the period ended January 31, 2011 would have been:

Net investment income $455,272
Net realized gains on investments $ 28,076
Net increase in net assets resulting from operations $483,358

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen California Municipal Money Market Fund that have been included in California Municipal Money Market Fund's Statement of Operations since July 12, 2011.

In addition, after the close of business on November 5, 2010, California Municipal Money Market Fund also acquired the net assets of Wells Fargo Advantage California Municipal Money Market Trust. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Existing shareholders of Wells Fargo Advantage California Municipal Money Market Trust received Institutional Class shares of California Municipal Money Market Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Wells Fargo Advantage California Municipal Money Market Trust for 395,086,399 shares of California Municipal Money Market Fund valued at $395,098,848 at an exchange ratio of 1.00 for Institutional Class shares.

The investment portfolio of Wells Fargo Advantage California Municipal Money Market Trust with a fair value of $394,896,500 and amortized cost of $394,896,500 at November 5, 2010 were the principal assets acquired by California Municipal Money Market Fund. The aggregate net assets of Wells Fargo Advantage California Municipal Money Market Trust and California Municipal Money Market Fund immediately prior to the acquisition were $395,098,848 and $2,730,601,555, respectively. The aggregate net assets of California Municipal Money Market Fund immediately after the acquisition were $3,125,700,403. For financial reporting purposes, assets received and shares issued by California Municipal Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage California Municipal

Money Market Trust was carried forward to align ongoing reporting of California Municipal Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisitions of Evergreen California Municipal Money Market Fund and Wells Fargo Advantage California Municipal Money Market Trust had both been completed March 1, 2010, the beginning of the annual reporting period for California Municipal Money Market Fund, the pro forma results of operations for the period ended January 31, 2011 would have been:

Net investment income $850,232
Net realized gains on investments $ 28,242
Net increase in net assets resulting from operations $878,474

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisitions were completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen California Municipal Money Market Fund and Wells Fargo Advantage California Municipal Money Market Trust that have been included in California Municipal Money Market Fund's Statement of Operations since July 12, 2010 and November 8, 2010.

Wells Fargo Advantage Municipal Money Market Fund

After the close of business on July 9, 2010, Municipal Money Market Fund, which is the legal survivor, acquired the net assets of Evergreen Municipal Money Market Fund, the accounting and performance survivor. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen Municipal Money Market Fund. Shareholders holding Class A, Class S and Class I shares of Evergreen Municipal Money Market Fund received Class A, Sweep Class and Service Class, respectively, of Municipal Money Market Fund in the reorganization. The exchange ratio and number of shares issued to the Evergreen Municipal Money Market Fund were as follows:

Acquired Fund	Exchange Ratio	Number of Shares Issued
Evergreen Municipal Money Market Fund	1.00	133,242,290 Class A
	1.00	3,408,031,308 Sweep Class
	1.00	128,556,109 Service Class

The investment portfolio of the Municipal Money Market Fund with a fair value of $345,316,204 and amortized cost of $345,316,204 at July 9, 2010 were the principal assets acquired by the accounting and performance survivor. The shares and net assets of the Municipal Money Market Fund immediately prior to the acquisition were 346,040,015 shares and $346,037,780. The aggregate net assets of Evergreen Municipal Money Market Fund immediately prior to the acquisition were $3,669,614,294. The aggregate net assets of the Municipal Money Market Fund immediately after the acquisition were $4,015,652,074. For financial reporting purposes, assets received and shares issued by the Municipal Money Market Fund were recorded at fair value; however, the cost basis of the investments received from the Municipal Money Market Fund was carried forward to align ongoing reporting the Municipal Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed February 1, 2010, the beginning of the annual reporting period for the Municipal Money Market Fund, the pro forma results of operations for the year ended January 31, 2011 would have been:

Net investment income $535,222
Net realized gains on investments $191,695
Net increase in net assets resulting from operations $726,917

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the Municipal Money Market Fund that have been included in the Statement of Operations since July 12, 2010.

After the close of business on November 5, 2010, National Tax-Free Money Market Fund acquired the net assets of Wells Fargo Advantage National Tax-Free Money Market Trust. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Existing shareholders of Wells Fargo Advantage National Tax-Free Money Market Trust received Institutional Class shares of National Tax-Free Money Market Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Wells Fargo Advantage National Tax-Free Money Market Trust for 107,938,955 shares of National Tax-Free Money Market Fund valued at $107,942,643 at an exchange ratio of 1.00 for Institutional Class shares. The investment portfolio of Wells Fargo Advantage National Tax-Free Money Market Trust with a fair value of $107,514,791 and amortized cost of $107,514,791 at November 5, 2010 were the principal assets acquired by National Tax-Free Money Market Fund. The aggregate net assets of Wells Fargo Advantage National Tax-Free Money Market Trust and National Tax-Free Money Market Fund immediately prior to the acquisition were $107,942,643 and $4,602,060,727, respectively. The aggregate net assets of National Tax-Free Money Market Fund immediately after the acquisition were $4,710,003,370. For financial reporting purposes, assets received and shares issued by National Tax-Free Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage National Tax-Free Money Market Trust was carried forward to align ongoing reporting of National Tax-Free Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed March 1, 2010, the beginning of the annual reporting period for National Tax-Free Money Market Fund, the pro forma results of operations for the period ended January 31, 2011 would have been:

Net investment income $3,264,021
Net realized gains on investments $ 131,645
Net increase in net assets resulting from operations $3,395,666

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Wells Fargo Advantage National Tax-Free Money Market Trust that have been included in National Tax-Free Money Market Fund's Statement of Operations since November 8, 2010.

Wells Fargo Advantage national Tax-Free Money Market Fund

After the close of business on November 5, 2010, National Tax-Free Money Market Fund acquired the net assets of Wells Fargo Advantage National Tax-Free Money Market Trust. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Existing shareholders of Wells Fargo Advantage National Tax-Free Money Market Trust received Institutional Class shares of National Tax-Free Money Market Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Wells Fargo Advantage National Tax-Free Money Market Trust for 107,938,955 shares of National Tax-Free Money Market Fund valued at $107,942,643 at an exchange ratio of 1.00 for Institutional Class shares. The investment portfolio of Wells Fargo Advantage National Tax-Free Money Market Trust with a fair value of $107,514,791 and amortized cost of $107,514,791 at November 5, 2010 were the principal assets acquired by National Tax-Free Money Market Fund. The aggregate net assets of Wells Fargo Advantage National Tax-Free

Money Market Trust and National Tax-Free Money Market Fund immediately prior to the acquisition were $107,942,643 and $4,602,060,727, respectively. The aggregate net assets of National Tax-Free Money Market Fund immediately after the acquisition were $4,710,003,370. For financial reporting purposes, assets received and shares issued by National Tax-Free Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage National Tax-Free Money Market Trust was carried forward to align ongoing reporting of National Tax-Free Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed March 1, 2010, the beginning of the annual reporting period for National Tax-Free Money Market Fund, the pro forma results of operations for the period ended January 31, 2011 would have been:

Net investment income $3,264,021
Net realized gains on investments $ 131,645
Net increase in net assets resulting from operations $3,395,666

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Wells Fargo Advantage National Tax-Free Money Market Trust that have been included in National Tax-Free Money Market Fund's Statement of Operations since November 8, 2010.

Wells Fargo Advantage Cash Investment Money Market Fund

After the close of business on November 5, 2010, Cash Investment Money Market Fund acquired the net assets of Wells Fargo Advantage Money Market Trust. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Existing shareholders of Wells Fargo Advantage Money Market Trust received Institutional Class shares of Cash Investment Money Market Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Wells Fargo Advantage Money Market Trust for 2,576,607,084 shares of Cash Investment Money Market Fund valued at $2,572,517,911 at an exchange ratio of 1.00 for Institutional Class shares. The investment portfolio of Wells Fargo Advantage Money Market Trust with a fair value of $2,621,390,044 and amortized cost of $2,621,390,044 at November 5, 2010 were the principal assets acquired by Cash Investment Money Market Fund. The aggregate net assets of Wells Fargo Advantage Money Market Trust and Cash Investment Money Market Fund immediately prior to the acquisition were $2,572,517,911 and $16,493,176,644, respectively. The aggregate net assets of Cash Investment Money Market Fund immediately after the acquisition were $19,065,694,555. For financial reporting purposes, assets received and shares issued by Cash Investment Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage Money Market Trust was carried forward to align ongoing reporting of Cash Investment Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed March 1, 2010, the beginning of the annual reporting period for Cash Investment Money Market Fund, the pro forma results of operations for the period ended January 31, 2011 would have been:

Net investment income $25,883,533
Net realized losses on investments $ (3,855,630)
Net increase in net assets resulting from operations $22,027,903

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Wells Fargo Advantage Money Market Trust that have been included in Cash Investment Money Market Fund's Statement of Operations since November 8, 2010.

Wells Fargo Advantage Government Money Market Fund

After the close of business on July 9, 2010, Government Money Market Fund acquired the net assets of Evergreen U.S. Government Money Market Fund and Evergreen Institutional U.S. Government Money Market Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen U.S. Government Money Market Fund and Evergreen Institutional U.S. Government Money Market Fund at an exchange ratio of 1.00 for each class. Shareholders holding Class A and Class S shares of Evergreen U.S. Government Money Market Fund received Class A and Sweep Class shares, respectively, of Government Money Market Fund in the reorganization. Shareholders holding Class IS, Class I, Class IN, and Class P shares of Evergreen Institutional U.S. Government Money Market Fund received Service Class, Institutional Class, Institutional Class and Service Class shares, respectively, of Government Money Market Fund in the reorganization. The investment portfolio of Evergreen U.S. Government Money Market Fund and Evergreen Institutional U.S. Government Money Market Fund with fair values of $677,045,951 and $1,421,726,121, respectively, and amortized costs of $677,045,951and $1,421,726,121, respectively, at July 9, 2010, were the principal assets acquired by Government Money Market Fund. For financial reporting purposes, assets received and shares issued by Government Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen U.S. Government Money Market Fund and Evergreen Institutional U.S. Government Money Market Fund were carried forward to align ongoing reporting of Government Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, and number of shares issued were as follows:

Evergreen U.S. Government Money Market Fund	$ 677,543,131	507,981,859	Class A
		169,606,962	Sweep Class
Evergreen Institutional U.S Government Money Market Fund	1,423,371,980	99,516,216	Service Class
		1,324,050,351	Institutional Class

The aggregate net assets of Government Money Market Fund immediately before and after the acquisitions were $25,563,224,306 and $27,664,139,417, respectively.

Assuming the acquisitions had been completed March 1, 2010, the beginning of the annual reporting period for Government Money Market Fund, the pro forma results of operations for the period ended January 31, 2011 would have been:

Net investment income $7,686,752
Net realized losses on investments $ (179,078)
Net increase in net assets resulting from operations $7,507,674

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen U.S. Government Money Market Fund and Evergreen Institutional Government Money Market Fund that have been included in Government Money Market Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Heritage Money Market Fund

After the close of business on July 9, 2010, Heritage Money Market Fund acquired the net assets of Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Institutional Money Market Fund and Evergreen Prime Cash

Management Money Market Fund at an exchange ratio of 1.00 for each class. Shareholders holding Class AD, Class I, Class IS, Class IN and Class P shares of Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund received Institutional Class, Institutional Class, Service Class, Institutional Class and Service Class shares, respectively, of Heritage Money Market Fund in the reorganizations. The investment portfolio of Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund with fair values of $5,242,726,421 and $2,728,433,070, respectively, and amortized costs of $5,242,726,421 and $2,728,433,070, respectively, at July 9, 2010, were the principal assets acquired by Heritage Money Market Fund. For financial reporting purposes, assets received and shares issued by Heritage Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund were carried forward to align ongoing reporting of Heritage Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired and number of shares issued were as follows:

Evergreen Institutional Money Market Fund	$5,222,659,584	4,163,101,010	Institutional Class
		1,059,054,086	Service Class
Evergreen Prime Cash Management Money Market Fund	2,724,401,738	2,490,352,373	Institutional Class
		237,164,447	Service Class

The aggregate net assets of the Heritage Money Market Fund immediately before and after the acquisitions were $34,308,360,606 and $42,255,421,928, respectively.

Assuming the acquisitions had been completed March 1, 2010, the beginning of the annual reporting period for Heritage Money Market Fund, the pro forma results of operations for the period ended January 31, 2011 would have been:

Net investment income $64,213,256
Net realized gains on investments $ 1,591,210
Net increase in net assets resulting from operations $65,804,466

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund that have been included in Heritage Money Market Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Money Market Fund

After the close of business on July 9, 2010, Money Market Fund acquired the net assets of Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund at an exchange ratio of 1.00 for each class. Shareholders holding Class A, Class B, Class C, Class I and Class S shares of Evergreen Money Market Fund received Class A, Class B, Class C, Service Class and Daily Class shares, respectively, of Money Market Fund in the reorganization. Existing shareholders of Wells Fargo Advantage Overland Express Sweep Fund received Daily Class shares of Money Market Fund in the reorganization. The investment portfolio of Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund with fair values of $2,358,958,301 and $1,410,238,573, respectively, and amortized costs of $2,358,958,301 and $1,410,238,573, respectively, at July 9, 2010, were the principal assets acquired by Money Market Fund. For financial reporting purposes, assets received and shares issued by Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund were carried forward to align ongoing reporting of Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired and number of shares issued were as follows:

Evergreen Money Market Fund	$2,351,836,661	847,570,175 Class A
		41,175,793 Class B
		28,053,474 Class C
		884,677,740 Daily Class
		550,070,447 Service Class
Wells Fargo Advantage Overland Express Sweep Fund	1,405,444,191	1,405,470,274 Daily Class

The aggregate net assets of Money Market Fund immediately before and after the acquisitions were $5,906,118,088 and $9,663,398,940, respectively.

Net investment income $ 1,129,808
Net realized and unrealized gains (losses) on investments $15,040,859
Net increase in net assets resulting from operations $16,170,667

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund that have been included in Money Market Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Treasury Plus Money Market Fund

After the close of business on July 9, 2010, Treasury Plus Money Market Fund acquired the net assets of Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund at an exchange ratio of 1.00 for each class. Shareholders holding Class A, Class I and Class S shares of Evergreen Treasury Money Market Fund received Class A, Service Class and Sweep Class shares, respectively, of Treasury Plus Money Market Fund in the reorganization. Shareholders holding Class AD, Class IS, Class I, Class IN and Class P shares of Evergreen Institutional Treasury Money Market Fund received Institutional Class, Service Class, Institutional Class, Institutional Class and Service Class shares, respectively, of Treasury Plus Money Market Fund in the reorganization. The investment portfolio of Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund with fair values of $912,239,952 and $4,245,469,766, respectively, and amortized costs of $912,239,952 and $4,245,469,766, respectively, at July 9, 2010, were the principal assets acquired by Treasury Plus Money Market Fund. For financial reporting purposes, assets received and shares issued by Treasury Plus Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund were carried forward to align ongoing reporting of Treasury Plus Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, and number of shares issued were as follows:

Evergreen Treasury Money Market Fund	$ 912,250,676	142,146,383 Class A
		628,695,032 Service Class
		142,739,344 Sweep Class
Evergreen Institutional Treasury Money Market Fund	4,246,942,611	3,285,966,433 Institutional Class
		962, 955,612 Service Class

The aggregate net assets of Treasury Plus Money Market Fund immediately before and after the acquisitions were $6,570,292,760 and $11,729,486,047, respectively.

Assuming the acquisitions had been completed March 1, 2010, the beginning of the annual reporting period for Treasury Plus Money Market Fund, the pro forma results of operations for the period ended January 31, 2011 would have been:

Net investment income $1,417,483
Net realized gains on investments $3,159,002
Net increase in net assets resulting from operations $4,576,485

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund that have been included in Treasury Plus Money Market Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage 100% Treasury Plus Money Market Fund

After the close of business on July 9, 2010, 100% Treasury Money Market Fund acquired the net assets of Evergreen Institutional 100% Treasury Money Market Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen Institutional 100% Treasury Money Market Fund for 598,457,777 shares of 100% Treasury Money Market Fund valued at $598,529,191 at an exchange ratio of 1.00 for each class. Shareholders holding Class I and Class IS shares of Evergreen Institutional 100% Treasury Money Market Fund received Administrator Class and Service Class shares, respectively, of 100% Treasury Money Market Fund in the reorganization. The investment portfolio of Evergreen Institutional 100% Treasury Money Market Fund with a fair value of $598,561,496 and amortized cost of $598,561,496 at July 9, 2010 were the principal assets acquired by 100% Treasury Money Market Fund. The aggregate net assets of Evergreen Institutional 100% Treasury Money Market Fund and 100% Treasury Money Market Fund immediately prior to the acquisition were $598,529,191 and $8,130,274,496, respectively. The aggregate net assets of 100% Treasury Money Market Fund immediately after the acquisition were $8,728,803,687. For financial reporting purposes, assets received and shares issued by 100% Treasury Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Institutional 100% Treasury Money Market Fund was carried forward to align ongoing reporting of 100% Treasury Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed March 1, 2010, the beginning of the annual reporting period for 100% Treasury Money Market Fund, the pro forma results of operations for the period ended January 31, 2011 would have been:

Net investment income $ 889,744
Net realized gains on investments $ 421,602
Net increase in net assets resulting from operations $1,311,346

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Institutional 100% Treasury Money Market Fund that have been included in 100% Treasury Money Market Fund's Statement of Operations since July 12, 2010.